Exhibit 3.1
ARTICLES OF AMENDMENT
TO THE
RESTATED ARTICLES OF INCORPORATION
OF
PUBLIX SUPER MARKETS, INC.

Pursuant to the provisions of Section 607.10025 of the Florida Business Corporation Act, Publix Super Markets, Inc., a Florida corporation, hereby adopts the following Articles of Amendment to its Restated Articles of Incorporation:

1.The name of the corporation is Publix Super Markets, Inc. (the “Corporation”).

2.These Articles of Amendment have been adopted and approved in connection with a share division pursuant to Section 607.10025 of the Florida Business Corporation Act, pursuant to which each issued share of common stock, par value $1.00 per share, of the Corporation (“Common Stock”) will be divided into five shares of Common Stock. The resolutions approving the share division and these Articles of Amendment were adopted by the Board of Directors of the Corporation (the “Board”) on April 1, 2022. The division and these Articles of Amendment will be effected without shareholder approval, which was not required pursuant to Section 607.10025(2) of the Florida Business Corporation Act. The total number of authorized shares of Common Stock authorized prior to these Articles of Amendment was 1,000,000,000. The total number of authorized shares of Common Stock authorized pursuant to these Articles of Amendment is 4,000,000,000.

3.These Articles of Amendment do not adversely affect the rights or preferences of the holders of outstanding shares of any class or series or result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

4.These Articles of Amendment, as adopted by the Board and effected hereby, amend the text of Article III of the Restated Articles in its entirety as follows:

ARTICLE III
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    “The amount of common capital stock authorized is Four Billion Dollars ($4,000,000,000) divided into 4,000,000,000 shares of stock at a par value of one dollar ($1.00) per share. The holders of common capital stock of this Corporation shall have no preemptive right to subscribe for and purchase their proportionate share of any additional common capital stock issued by this Corporation, from and after the issuance of the shares originally subscribed for by the stockholders of this Corporation, whether such additional shares be issued for cash, property, services or any other consideration and whether or not such shares be presently authorized or be authorized by subsequent amendment to these Articles of Incorporation. The Board of Directors of this Corporation shall have the authority to acquire by purchase and hold from time to time any share of its issued and outstanding common capital stock for such consideration and upon such terms and conditions as the Board of Directors in its discretion shall deem proper and reasonable in the interest of this Corporation.”

5.Except as provided for above, the Restated Articles of Incorporation, as previously amended to the date of these Articles of Amendment, shall remain unchanged.

6.The share division and these Articles of Amendment shall become effective at 5:00 P.M. Eastern Time on April 14, 2022.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name by the undersigned duly authorized officer of the Corporation, as of this 1st day of April 2022.

PUBLIX SUPER MARKETS, INC.

By:    /s/ Merriann M. Metz
Merriann M. Metz
Senior Vice President, General Counsel and Secretary